UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐              No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

PagSeguro Reports First Quarter Results

R$356.9 million in Net Income up 15.2% compared to 1Q19

São Paulo, May 28, 2020 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its first quarter results for the period ended March 31, 2020. Our consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

First Quarter 2020 Financial & Operational Highlights:

•	R$1,587.3 million in Total Revenue and Income, up 26.9% compared to 1Q19 and up 0.8% compared to 4Q19 despite the COVID-19 pandemic and 4Q19 seasonality;

•	Net take rate[4] of 3.31% up 19 percentage points compared to 1Q19;

•	R$356.9 million in Net Income, up 15.2% compared to 1Q19;

•	R$367.0 million in non-GAAP Net Income, up 12.8% compared to 1Q19;

•	3.7 million active PagBank users[3], growth of 1.0 million in 1Q20;

•	Active merchants reached 5.5 million, growth of 1.1 million in the last twelve months;

•	R$31.7 billion in total payment volume (“TPV”), up 29.7% compared to 1Q19;

•	Revenue from Transaction Activities and Other Services and Financial Income of R$1,529.1 million up 33.7% compared to 1Q19;

•	Cash position[5] of R$3,542.9 million, up 46.3% compared to 1Q19.

	At and for the Three Months Ended March 31,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2020	2019	Var.%
TPV	31,656.8	24,412.8	29.7%
Active Merchants (last 12 months) - (millions)	5.5	4.4	25.0%

Total Revenue[1]	1,587.3	1,251.3	26.8%
Net Income	356.9	309.7	15.2%

Net Margin (%)	22.5%	24.8%	(2.3)%

Basic earnings per common share (EPS)[2] - (R$)	1.0841	0.9666
Diluted earnings per common share (EPS) - (R$)	1.0806	0.9648

Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2020	2019	Var.%
Non-GAAP Total Revenue[1]	1,587.3	1,251.3	26.8%
Non-GAAP Net Income	367.0	325.4	12.8%

Non-GAAP Net Margin (%)	23.2%	26.0%	(2.8)%

Non-GAAP Basic earnings per common share (EPS)[2] - (R$)	1.1148	1.0158
Non-GAAP Diluted earnings per common share (EPS) - (R$)	1.1112	1.0138

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see page 16 of this earnings release.

1	Total revenue and income.
2	Weighted average number of common shares of 329.0 million at March 31, 2020 and 320.0 million at March 31, 2019.
3	Active PagBank users are active merchants using one additional digital account feature / service beyond acquiring and PagBank consumers with at least one transaction in the last twelve months.
4.

Net Take Rate = (Revenue from Transaction Activities and Other Services + Financial Income - Transaction Costs) / Total Payment Volume. Excluding revenues and costs originated in 1Q20 by our membership fee model.

5.	Cash Position at the end of the Period = Cash and Cash Equivalents + Financial Investments;

1Q20 Earnings Release	1

Financial Discussion:

I - Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

Income tax and social contribution on non-GAAP adjustment: This represents the income tax effect related to the non-GAAP adjustment mentioned above.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Expenses to non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Total revenue and income

Our Total revenue and income amounted to R$1,587.3 million in the three months ended March 31, 2020, an increase of 26.8% from R$1,251.3 million in the three months ended March 31, 2019, and an increase of 0.8% compared to the three months ended December 31, 2019 despite the COVID-19 pandemic and fourth quarter holiday season.

1Q20 Earnings Release	2

Revenue from transaction activities and other services

Our Revenue from transaction activities and other services in the three months ended March 31, 2020 amounted to R$966.8 million, an increase of R$253.8 million, or 35.6%, from R$713.0 million in the three months ended March 31, 2019, as a result of the factors described below.

Our Gross revenue from transaction activities and other services in the three months ended March 31, 2020 amounted to R$1,085.8 million, an increase of R$259.6 million, or 31.4%, from R$826.2 million in the three months ended March 31, 2019.

This increase was principally due to a continued increase in our active merchant base and TPV. In addition, in the three months ended March 31, 2020, we recognized R$15.1 million in membership fees. For more information, see “Revenue from sales” below. Our Gross revenue from transaction activities and other services during the three months ended March 31, 2020 increased by a higher percentage than our TPV, which increased to R$31.7 billion from R$24.4 billion in the three months ended March 31, 2019. This difference in the growth rate was driven by our new revenue initiatives, for example, card issuance, loans, bill payments and mobile-top ups, among others.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of taxes, amounted to R$119.0 million in the three months ended March 31, 2020, or 11.0% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended March 31, 2019, Deductions from gross revenue from transaction activities and other services totaled R$113.2 million, or 13.7% of our Gross revenue from transaction activities and other services for the quarter. The R$5.8 million, or 5.1%, increase in these Deductions is directly related to the increase in the gross revenue. Additionally, in the three-month period ended March 31, 2020, R$1.5 million of these deductions corresponds to membership fee taxes.

Revenue from sales

Starting on September 1, 2019 instead of selling our POS devices, we started to charge a non-refundable set-up fee which does not change the way our clients access our POS devices. Therefore, in 1Q20 we do not have any amount classified as revenue from sales.

Financial income

Our Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, amounted to R$562.3 million in the three months ended March 31, 2020, an increase of R$131.8 million, or 30.6% from R$430.5 million in the three months ended March 31, 2019. The growth in this activity compared to the three months ended March 31, 2019 was driven by growth in our TPV for credit card transactions in installments.

Other financial income

Our Other financial income amounted to R$58.2 million in the three months ended March 31, 2020, an increase of R$18.0 million, or 44.7% from R$40.2 million in the three months ended March 31, 2019. This increase was due to financial income on cash and investments and exchange variation gains on our cash position outside of Brazil.

1Q20 Earnings Release	3

Expenses

Our total expenses amounted to R$1,091.1 million in the three months ended March 31, 2020, an increase of R$289.1 million, or 36.1%, from R$802.0 million in the three months ended March 31, 2019.

As a percentage of our Total revenue and income, our total expenses in the three months ended March 31, 2020 increased by 4.6 percentage points, to 68.7% in the three months ended March 31, 2020 from 64.1% in the three months ended March 31, 2019.

Our non-GAAP total expenses amounted to R$1,075.8 million in the three months ended March 31, 2020, an increase of R$297.6 million, or 38.2%, from R$778.2 million in the three months ended March 31, 2019.

Reconciliation of Expenses to non-GAAP Expenses (R$ millions):	At and for the three months ended March 31, 2020	At and for the three months ended March 31, 2019	Var.%
Expenses	(1,091.1)	(802.0)	36.1%

(-) Share-based long-term incentive plan (LTIP) [1]	15.3	23.8	(35.8)%

Non-GAAP Expenses	(1,075.8)	(778.2)	38.2%

[1] Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended March 31, 2020 and 2019, the amounts of R$15.3 million and R$23.8 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.

Cost of sales and services

Our Cost of sales and services amounted to R$768.6 million in the three months ended March 31, 2020, an increase of R$150.8 million, or 24.4%, from R$617.8 million in the three months ended March 31, 2019. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services increased 0.4 percentage points, to 79.5% in the three months ended March 31, 2020 from 79.1% in the three months ended March 31, 2019.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Revenue from transaction activities and other services, increased to 79.5% in the three months ended March 31, 2020 from 63.1% in the three months ended March 31, 2019, due to the implementation of our membership fee model, under which all costs are now classified as costs of service, instead of costs of sales.

As explained in the discussion of “Revenue from sales” above, on September 1, 2019 we changed the way we provide POS devices to our clients. The introduction of this membership fee model impacted our Cost of sales and services in the following ways in the three month period ended March 31, 2020: i) we incurred ICMS and PIS/COFINS taxes in the amount of R$56.4 million on the transfer of inventory from Net+Phone (a PagSeguro subsidiary 100% owned by PagSeguro that buys and sells POS devices) to PagSeguro and ii) As a result of our reclassification of the POS devices from inventory to fixed assets, we began to depreciate the POS devices, with our depreciation related to the POS devices in the three months ended March 31, 2020, amounting to R$19.8 million.

1Q20 Earnings Release	4

In the three months ended March 31, 2020, our non-GAAP Cost of sales and services amounted to R$766.4 million (reflecting the exclusion of the LTIP adjustment of R$2.2 million in the three months ended March 31, 2020), an increase of R$150.5 million, or 24.4%, from R$615.9 million in the three months ended March 31, 2019 (reflecting the exclusion of the LTIP adjustment of R$1.9 million in the three months ended March 31, 2019). For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see page 16 of this earnings release.

Selling expenses

Our Selling expenses amounted to R$189.0 million in the three months ended March 31, 2020, an increase of R$106.6 million, or 129.5%, from R$82.4 million in the three months ended March 31, 2019. As a percentage of our Total revenue and income, our Selling expenses increased by 5.3 percentage points, to 11.9% in the three months ended March 31, 2020 from 6.6% in the three months ended March 31, 2019. This increase in our Selling expenses as a percentage of our Total revenue and income was mainly due to higher marketing expenses related to PagBank in the amount of R$66.9 million.

Administrative expenses

Our Administrative expenses amounted to R$85.8 million in the three months ended March 31, 2020, a decrease of R$6.6 million, or 7.1%, from R$92.4 million in the three months ended March 31, 2019. As a percentage of our Total revenue and income, our Administrative expenses decreased by 2.0 percentage points, to 5.4% in the three months ended March 31, 2020 from 7.4% in the three months ended March 31, 2019. This decrease was mainly due to a decrease in our Share based long term incentive plan (LTIP) expenses in the amount of R$8.8 million.

For the three months ended March 31, 2020 our non-GAAP Administrative expenses amounted to R$72.7 million, an increase of R$2.2 million, or 3.2%, from R$70.5 in the three months ended March 31, 2019, which figures exclude the LTIP adjustment of R$13.1 million in the three months ended March 31, 2020 and R$21.9 in the three months ended March 31, 2019. Our non-GAAP Administrative expenses decreased by 1.0 percentage points, to 4.6% in the three months ended March 31, 2020 from 5.6% in the three months ended March 31, 2019. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see page 16 of this earnings release.

Financial expenses

Our Financial expenses amounted to R$45.6 million in the three months ended March 31, 2020, an increase of R$39.8 million, or 680.3%, from expenses of R$5.8 million in the three months ended March 31, 2019. Expressed as a percentage of our Financial income, our Financial expenses represented 8.1% in the three months ended March 31, 2020 and 1.4% in the three months ended March 31, 2019. This increase in our Financial expenses expressed as a percentage of our Financial income was mainly driven by the higher volume of early payment of receivables from issuing banks in the amount of R$32.8 million in the three months ended March 31, 2020. At the end of March 2020, we increased the average number of days term of the receivables discounted with issuing banks and have also increased the volume, reinforcing our robust cash and liquidity position on March 31, 2020.

1Q20 Earnings Release	5

Other (expenses) income, net

Our Other (expenses) income, net recorded expenses of R$2.1 million in the three months ended March 31, 2020 and expenses of R$3.6 million in the three months ended March 31, 2019. In the three months ended March 31, 2020, this net amount mainly reflects expenses related to civil and labor litigation proceedings.

Profit before income taxes

Our Profit before income taxes amounted to R$496.2 million in the three months ended March 31, 2020, an increase of R$46.8 million, or 10.4%, from R$449.4 million in the three months ended March 31, 2019.

Our non-GAAP Profit before income taxes amounted to R$511.5 million in the three months ended March 31, 2020, an increase of R$38.3 million, or 8.1% from R$473.2 million in the three months ended March 31, 2019. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see page 16 of this earnings release.

Income tax and social contribution

Income tax and social contribution amounted to an expense of R$139.2 million in the three months ended March 31, 2020, a decrease of R$0.4 million, or 0.3%, compared to R$139.6 million in the three months ended March 31, 2019. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our effective tax rate decreased by 3.0 percentage points to 28.1% in the three months ended March 31, 2020 from 31.1% in the three months ended March 31, 2019. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Our non-GAAP income tax and social contribution expense for the three months ended March 31, 2020 amounted to R$144.4 million, a decrease of R$3.3 million, or 2.2%, compared to R$147.7 million in the three months ended March 31, 2019.

The effective tax rate on our non-GAAP income tax and social contribution decreased by 3.0 percentage points to 28.2% in the three months ended March 31, 2020, from 31.2% in the three months ended March 31, 2019. The difference of 3.0 percentage points between the non-GAAP effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was the same explained above in our GAAP measures.

Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution (R$ million):	At and for the three months ended March 31, 2020	At and for the three months ended March 31, 2019	Var.%
Income tax and social contribution	(139.2)	(139.6)	(0.3)%

(-) Income tax and social contribution on non-GAAP adjustment [1]	(5.2)	(8.1)	(35.8)%

Non-GAAP Income tax and social contribution	(144.4)	(147.7)	(2.2)%

[1]

Income tax and social contribution on non-GAAP adjustment: the amounts of R$5.2 million and R$8.1 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.

1Q20 Earnings Release	6

Net income for the period

Our Net income for the period in the three months ended March 31, 2020 amounted to R$356.9 million, an increase of R$47.2 million, or 15.2% from R$309.7 million in the three months ended March 31, 2019.

As a percentage of our Total revenue and income, our Net income for the period decreased by 2.3 percentage points, to 22.5% in the three months ended March 31, 2020 compared to 24.8% in the three months ended March 31, 2019.

Our non-GAAP Net income for the three months ended March 31, 2020 amounted to R$367.0 million, an increase of R$41.6 million, or 12.8%, from R$325.4 in the three months ended March 31, 2019, reflecting the sum of the non-GAAP adjustments described below.

Reconciliation of Net Income to non-GAAP Net Income:	At and for the three months ended March 31, 2020	At and for the three months ended March 31, 2019	Var.%
Net Income	356.9	309.7	15.2%

Share-based long-term incentive plan (LTIP) [1]	15.3	23.8	(35.8)%
Income tax on non-GAAP adjustments [2]	(5.2)	(8.1)	(35.8)%

Total non-GAAP net income adjustments	10.1	15.7	(36.4)%

Non-GAAP Net Income	367.0	325.4	12.8%

[1]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended March 31, 2020 and 2019, the amounts of R$15.3 million and R$23.8 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.

[2]

Income tax and social contribution on non-GAAP adjustment: In the three months ended March 31, 2020 and 2019, the amounts of R$5.2 million and R$8.1 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.

1Q20 Earnings Release	7

II—Cash Flow

Our Cash and cash equivalents at the beginning of the three months ended March 31, 2020 amounted to R$1,404.0 million.

Our Profit before income taxes in the three months ended March 31, 2020 was R$496.2 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the three months ended March 31, 2020 but which did not affect our cash flows totaled the positive amount of R$143.0 million, mainly due to R$12.0 million of Share-based long-term incentive plan (LTIP) expenses, R$70.2 million in Chargebacks and R$59.6 million of Depreciation and amortization recorded in our statement of income. LTIP expenses relate to equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud.

The adjustments for changes in our operating assets and liabilities in the three months ended March 31, 2020 amounted to positive cash flow of R$317.6 million:

•

Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$9,292.3 million at March 31, 2020 compared to R$10,507.1 million at year-end 2019) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented positive cash flow of R$1,047.4 million in the three months ended March 31, 2020.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$4,691.3 million at March 31, 2020 compared to R$5,326.3 million at year-end 2019). Payables to third parties represented negative cash flow of R$643.8 million in the three months ended March 31, 2020.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$35.8 million at March 31, 2020 compared to R$22.2 million at year-end 2019). Receivables from (payables to) related parties represented positive cash flow of R$13.6 million in the three months ended March 31, 2020.

•

Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented negative cash flow of R$21.1 million in the three months ended March 31, 2020 as we changed our employees’ pay day from the fifth day of the following month to the last day of the current month.

•

Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$279.3 million on March 31, 2020 compared to R$256.3 million at year-end 2019). Trade payables represented positive cash flow of R$21.6 million in the three months ended March 31, 2020.

1Q20 Earnings Release	8

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$22.9 million in the three months ended March 31, 2020.

•

Our financial investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented negative cash flow of R$120.8 million in the three months ended March 31, 2020.

We paid income tax and social contribution in cash totaling R$2.2 million and recorded positive cash flow of R$97.3 million related to interest income received in cash in the three months ended March 31, 2020.

As a result of the above, our Net Cash generated by operating activities in the three months ended March 31, 2020 totaled R$1,051.9 million.

Our Net cash used in investing activities in the three months ended March 31, 2020 totaled R$632.2 million. This amount consisted of R$119.0 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$231.9 million in purchases of property and equipment, mainly related to POS device purchases and R$983.2 million related to the redemption of financial investments.

Our Cash flows used in financing activities in the three months ended March 31, 2020 totaled R$44.9 million, principally related to our acquisition of Brazilian treasury bonds.

After accounting for the total increase in Cash and cash equivalents of R$1,639.2 million discussed above, our Cash and cash equivalents on March 31, 2020 amounted to R$3,043.2 million.

1Q20 Earnings Release	9

U.S. Record Holders

As of March 31, 2020, approximately 84.37% of our Class A common shares (including treasury shares) were held of record by 172 record holders in the United States, and 0.00% of our Class B common shares were held of record in the United States.

New Products launched

During 1Q20, we announced partnerships with Cabify and Shell gas stations.

Through our new partnership with Cabify, PagBank will offer exclusive benefits for Cabify partner drivers. Cabify drivers who have a PagBank account will receive their cash up to three times per week (currently, Cabify drivers receive payments only once per week). In the future, we expect that Cabify drivers will eventually be able to receive their cash on a daily basis.

Additionally, this partnership expands our PagBank Super app portfolio, as it will allow PagBank users to request and pay for Cabify services directly in the PagBank app. Another new functionality is the integration of the PagBank payment method directly in the Cabify app, further expanding payment methods for Cabify users.

Through our partnership with the Shell brand, Pagbank users are able to refuel their vehicles at one of the 2,000 Shell Box stations, paying directly through our PagBank app and receiving cash back rewards. This new functionality started on March 5, 2020 at more than 2,000 Shell Box stations in Brazil. Pagbank users will receive 10 reais of cash back on the first five refuels with a minimum of 50 reais.

In April 2020, we announced that PagBank was chosen to be the digital bank account for more than 270,000 families to receive “Bolsa Merenda” (a R$200 voucher paid by the State of Minas Gerais to the most underprivileged students in the state’s public school system).

In addition to the R$200 assistance (paid in four monthly installments of R$50) offered by the state of Minas Gerais, PagBank will deposit an extra R$20 during the first month for beneficiaries who open their free digital account. 270,000 families and approximately 380,000 students in the state’s public school system currently in social isolation due to the COVID-19 pandemic will be assisted.

In April 2020, we announced the launch of a virtual shopping format, PagPerto, which allows sellers to offer a digital product catalog, and through geolocation find buyers in their neighborhood for online shopping. In addition, PagPerto also allows sellers to create shopping vouchers (“vale-compras”) with benefits for future use (i.e.: buy one now, get two later).

Also in April, 2020, we officially launched PagBank Health (PagBank Saúde). Through our PagBank app, our customers have access to fixed prices for different medical specialties in different regions, as well as discounts on medical exams, doctor’s appointments and pharmacy purchases. PagBank users can subscribe for this new service by paying a monthly subscription of R$14.90.

1Q20 Earnings Release	10

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on May 28, 2020 at 5:30 pm ET.

Event Details

HD Web Phone: Click here

Dial–in (Brazil): +55 (11) 4210-1803 or +55 11 3181-8565.

Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942

Password: PagSeguro

Webcast: http://choruscall.com.br/pagseguro/1Q20.htm

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital banking solutions

•	In-person payments via point of sale (POS) devices that PagSeguro provides to merchants

•

Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, credit cards investments, QR code payments, and payroll portability, among other digital banking services

•	Issuer of prepaid, cash and credit cards

•	Full acquirer

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated and underpenetrated market by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

+55 (11) 3914-9524 / 9403

ir@pagseguro.com

investors.pagseguro.com

1Q20 Earnings Release	11

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

1Q20 Earnings Release	12

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended March 31, 2020	Three months ended March 31, 2019%
	(Amounts expressed in R$ millions)
Revenue from transaction activities and other services	966.8	713.0	35.6%
Revenue from sales	—	67.6	(100.0)%
Financial income	562.3	430.5	30.6%
Other financial income	58.2	40.2	44.7%

Total revenue and income	1,587.3	1,251.3	26.8%

Cost of sales and services	(768.6)	(617.8)	24.4%
Selling expenses	(189.0)	(82.4)	129.7%
Administrative expenses	(85.8)	(92.4)	(7.2)%
Financial expenses	(45.6)	(5.8)	685.6%
Other expenses, net	(2.1)	(3.6)	(40.7)%

PROFIT BEFORE INCOME TAXES	496.2	449.4	10.4%

Current income tax and social contribution	(3.8)	(50.1)	(92.4)%
Deferred income tax and social contribution result	(135.4)	(89.5)	51.3%

INCOME TAX AND SOCIAL CONTRIBUTION	(139.2)	(139.6)	(0.3)%

NET INCOME FOR THE PERIOD	356.9	309.7	15.2%

	Three months ended March 31, 2020	Three months ended March 31, 2019
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Equity holders of the parent	356,671	309,312
Non-controlling interests	243	422
Weighted average number of outstanding common shares	328,999,613	319,990,379
Weighted average number of common shares diluted	330,056,887	320,612,772
Basic earnings per common share—R$	1.0841	0.9666
Diluted earnings per common share—R$	1.0806	0.9648

Net income Non-GAAP	366,765	325,036
Weighted average number of outstanding common shares	328,999,613	319,990,379
Weighted average number of common shares diluted	330,056,887	320,612,772
Non-GAAP Basic earnings per common share—R$	1.1148	1.0158
Non-GAAP Diluted earnings per common share—R$	1.1112	1.0138

1Q20 Earnings Release	13

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	As of March 31, 2020	As of December 31, 2019
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	3,043,153	1,403,955
Financial investments	499,782	1,349,666
Accounts receivable	9,268,571	10,477,179
Inventories	70,211	61,936
Taxes recoverable	193,321	171,561
Other receivables	71,334	84,099

Total current assets	13,146,372	13,548,396

Judicial deposits	6,751	5,651
Accounts receivable	23,730	29,943
Prepaid expenses	10,893	7,215
Investment	1,500	1,500
Property and equipment	607,233	399,990
Intangible assets	671,650	589,553

Total non-current assets	1,321,757	1,033,852

TOTAL ASSETS	14,468,129	14,582,248

Payables to third parties	4,691,260	5,326,290
Trade payables	279,262	256,281
Payables to related parties	35,767	22,187
Salaries and social charges	71,234	106,812
Taxes and contributions	124,956	124,004
Provision for contingencies	14,716	11,849
Other liabilities	80,572	45,640

Total current liabilities	5,297,767	5,893,063
Deferred income tax and social contribution	766,388	630,950
Other liabilities	50,328	43,287

Total non-current liabilities	816,716	674,237

Share capital	26	26
Capital reserve	5,807,884	5,781,503
Other comprehensive income	327	(190)
Equity valuation adjustments	(22,372)	(22,372)
Profit retention reserve	2,631,535	2,274,864
Treasury shares	(86,042)	(41,267)

	8,331,358	7,992,564

Non-controlling interests	22,288	22,384

Total equity	8,353,646	8,014,948

TOTAL LIABILITIES AND EQUITY	14,468,129	14,582,248

1Q20 Earnings Release	14

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Three months ended March 31, 2020	Three months ended March 31, 2019
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	496,154	449,377
Expenses (revenues) not affecting cash:
Depreciation and amortization	59,594	26,421
Chargebacks	70,171	32,835
Accrual of provision for contingencies	4,384	609
Share based long term incentive plan (LTIP)	11,953	16,263
Inventory provisions	—	(5,974)
Other (income) cost, net	(3,108)	2,313
Changes in operating assets and liabilities
Accounts receivable	1,047,383	(904,881)
Financial investments (mandatory guarantee)	(120,787)	—
Inventories	(8,275)	44,084
Taxes recoverable	(18,137)	3,707
Other receivables	11,680	(11,006)
Other liabilities	41,993	13,440
Payables to third parties	(643,837)	43,892
Trade payables	21,602	(3,045)
Receivables from (payables to) related parties	13,580	(258)
Salaries and social charges	(21,149)	(3,340)
Taxes and contributions	(4,764)	104
Provision for contingencies	(1,655)	—

	956,782	(295,461)

Income tax and social contribution paid	(2,190)	(29,356)
Interest income received	97,267	124,913

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,051,859	(199,904)

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions; net of cash acquired	—	(15,753)
Purchases of property and equipment	(231,938)	(30,203)
Purchases and development of intangible assets	(118,993)	(80,994)
Redemption (Acquisition) of financial investments	983,160	(1,589,655)

NET CASH USED IN INVESTING ACTIVITIES	632,228	(1,716,605)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury shares	(44,775)	—
Transaction with non-controlling interest	—	(13,992)
Capital increase by non-controlling shareholders	(115)	348

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(44,890)	(13,645)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,639,198	(1,930,153)

Cash and cash equivalents at the beginning of the year	1,403,955	2,763,050
Cash and cash equivalents at the end of the year	3,043,153	832,897

1Q20 Earnings Release	15

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	1,587.3	1,251.3

Non-GAAP total revenue and income	1,587.3	1,251.3

Total expenses	(1,091.1)	(801.9)
Less: Share-based long-term incentive plan (LTIP)	15.3	23.8

Non-GAAP total expenses (1)	(1,075.8)	(778.1)

Profit before taxes	496.2	449.3
Plus: Total Non-GAAP adjustments	15.3	23.8

Non-GAAP profit before taxes (2)	511.5	473.1

Income tax and social contribution	(139.2)	(139.6)
Less: Income tax and social contribution on non-GAAP adjustment	(5.2)	(8.1)
Non-GAAP deferred income tax (3)	(144.4)	(147.7)

Net income	356.9	309.7
Plus: Total Non-GAAP adjustments	10.1	15.7

Non-GAAP net income (4)	367.0	325.4

Basic earnings per common share—R$	1.0841	0.9666
Diluted earnings per common share—R$	1.0806	0.9648

Non-GAAP basic earnings per common share—R$ (5)	1.1148	1.0158
Non-GAAP diluted earnings per common share—R$ (5)	1.1112	1.0138

(1)

Non-GAAP total expenses excludes: Stock-based compensation expenses in the total amount of R$15.3 million (R$23.8 million in the three months ended March 31, 2019), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$768.6 million (R$617.8 million in the three months ended March 31, 2019) is adjusted by R$2.2 million (R$1.9 million in the three months ended March 31, 2019) resulting in non-GAAP Cost of sales and services of R$766.4 million (R$615.9 million in the three months ended March 31, 2019); and Administrative Expenses in the amount of R$85.8 million (R$92.4 million in the three months ended March 31, 2019) is adjusted by R$13.1 million (R$21.9 million in the three months ended March 31, 2019) resulting in non-GAAP Administrative expenses of R$72.7 million (R$70.5 million in the three months ended March 31, 2019).

(2)	Non-GAAP profit before taxes is equal to the adjustment described in footnote (1) above.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustment described in footnote (1) above.
(4)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.

1Q20 Earnings Release	16

AC COUNTING EFFECTS – MEMBERSHIP FEE

	At and for the three months ended March 31, 2020
ACCOUNTING EFFECTS	GAAP results	Membership fee
Revenue from Transaction Activities and Other Services	966.8	(13.7)
Revenue from Sales	—	36.6
Financial Income	562.3	—
Other Financial Income	58.2	—

Total Revenues and Income	1,587.3	22.9

Cost of Sales and Services	(768.6)	(85.1)
Selling Expenses	(189.0)	—
Administrative Expenses	(85.8)	—
Financial Expenses	(45.6)	—
Other Expenses, Net	(2.1)	—

Profit before Income Taxes	496.2	(62.2)

Current income tax and social contribution	(3.8)	21.1
Deferred income tax and social contribution result	(135.4)	—

Net Income	356.9	(41.1)

1Q20 Earnings Release	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name: Eduardo Alcaro
Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director